March 5, 2014

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Towers Watson & Co.

Form 10-K for the Fiscal Year Ended June 30, 2013 Filed August 15, 2013

File No. 001-34594

Dear Mr. Gordon:

In response to your letter dated February 19, 2014, Towers Watson & Co. (the “Company,” “Towers Watson,” “we,” or “our”) submits the accompanying response to the comments set forth in your letter. For the Staff’s convenience, we have restated each comment in its entirety with our response following immediately thereafter.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Acument Global Technologies, Inc., page 17

SEC Comment 1:

1. We note your disclosure that Acument seeks to recover an unspecified amount comprised primarily of loss of principal, investment losses, fees paid for consulting services, and attorney’s fees. Please tell us whether Acument is seeking to recover lost opportunity costs. If Acument is seeking to recover such costs, please disclose this in future Exchange Act periodic reports. Refer to Item 103 of Regulation S-K.

Company Response:

As set forth in the complaint filed by Acument Global Technologies, Inc. (“Acument”), and in the Company’s description of the litigation in its periodic reports, Acument is seeking, among other damages, “loss of principal” and “investment loss.”  The Company cannot know for sure how Acument defines those alleged loss categories.  However, the Company interpreted “investment loss” as a form of “opportunity cost,” and described that category of damages as “investment loss,” using the precise language of the prayer for relief in Acument’s complaint.  The Company notes that the Company received Acument’s expert’s damages report on February 28, 2014, and that the language in that report is consistent with the Company’s approach on this issue.

SEC Comment 2:

2.  We note your disclosure that no material loss is probable in excess of amounts currently accrued related to the Acument Global Technologies legal proceedings. If it is reasonably possible that an additional loss may be incurred, please disclose an estimate of the possible loss or range of loss in excess of amounts currently accrued, or a statement that such an estimate cannot be made, in your next filing.

Company Response:

In the Company’s next filing, if it is reasonably possible that an additional material loss may be incurred, it will disclose an estimate of the possible loss or range of loss in excess of amounts currently accrued, or a statement that such an estimate cannot be made.

SEC Comment 3:

3. In addition, please tell us the amount you have accrued in your financial statements for the Acument Global Technologies, Inc. litigation.

Company Response:

As agreed with the Staff on March 4, 2014, pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, we provided the amount of such accrual to the Staff orally on March 4, 2014.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or comments.

Very truly yours,

/s/ Michael M. Thomson
Michael M. Thomson
Controller and Chief Accounting Officer

cc.  John J. Haley

Roger F. Millay